UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              FORM 10-SB/A

               GENERAL FORM FOR REGISTRATION OF SECURITIES
                        OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      Savannah River Group, Inc.
             (Name of small business issuer in its charter)

            Nevada                                 76-0616474
(State or other jurisdiction of incorporation or organization)
(I.R.S. Employer Identification No.)

688 West Hastings Street, Suite 910, Vancouver, BC, Canada  V6B 1P1
               Address of principle executive offices) (Zip Code)

Issuer's telephone number  (604) 632-3820

Securities to be registered under Section 12(b) of the Act:

 Title of each class               Name of each exchange on which
 To be so registered               each class is to be registered





Securities to be registered under Section 12(g) of the Act:

_________________________________Common Stock par value $0.001
                            (Title of class)


                            (Title of class)






                                  PART I

Item 1.             Description of business

General

  Savannah River Group, Inc. was incorporated under the laws of the State of Nevada on August 19, 1999, and is in its early developmental and promotional stages. To date, Savannah River Group, Inc.'s only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan. Savannah River Group, Inc. has not commenced commercial operations. Savannah River Group, Inc. has no full time employees and owns no real estate. Savannah River Group, Inc.'s business plan is to determine the feasibility of selling Vitamineralherb.com products to specific markets. Should Savannah River Group, Inc. determine that the plan is feasible, it intends to market high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients.

Acquisition of the license

  On February 14, 2000, Savannah River Group, Inc. acquired a sub-license agreement with David R. Mortenson & Associates. The License Agreement grants an exclusive right to distribute Vitamineralherb.com products to health and fitness professionals in the state of Colorado via the Internet. Savannah River Group, Inc. acquired the license under the terms of a settlement agreement by and between Savannah River Group, Inc. and Mortenson & Associates, an affiliate of Vitamineralherb.com. Mortenson & Associates had granted Savannah River Group, Inc. a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for remediation of sewage and waste water in septic tanks and waste water treatment facilities. Mortenson & Associates acquired its right to sublicense Biocatalyst to Savannah River Group, Inc. from NW Technologies Inc. As a result of a legal dispute between David R. Mortenson, Mortenson & Associatesand NW Technologies, Mortenson & Associates was unable to fulfill its obligations to Savannah River Group, Inc. under the license. Under the terms of the settlement agreement, Vitamineralherb.com, an affiliate of Mortenson & Associates, granted to Savannah River Group, Inc. the license to distribute Vitamineralherb.com products in part for its agreement not to pursue its claims against Mortenson & Associates.
Savannah River Group, Inc. paid a total consideration of $2,000.00 for the Vitamineralherb.com license. Vitamineralherb.com has granted a total of 43 licenses in the United States, Canada and England.

The license

  Savannah River Group, Inc. has a three-year license to market and sell vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients. Savannah River Group, Inc.'s territory is the state of Georgia. The license will be automatically renewed unless Savannah River Group, Inc. or Vitamineralherb.com gives the other notice of its intent not to renew.

  Vitamineralherb.com has agreed to provide certain business administrative services to Savannah River Group, Inc., including product development, store inventory, website creation and maintenance, establishment of banking liaisons, and development and maintenance of an order fulfillment system, thereby enabling Savannah River Group, Inc. to focus strictly on marketing and sales. Vitamineralherb.com's website is operational and it is able to accept payment by check, money order, wire transfer or credit card (Visa and Master Card). Vitamineralherb.com's website address is: www.vitamineralherb.com. Vitamineralherb.com has a third party clearing bank that clears Visa and Mastercard payments and immediately forwards the payments to Vitamineralherb.com's bank. Some services, such as development of the website and the order fulfillment system will be provided by Vitamineralherb.com, while others, such as product development and store inventory, will be provided by the product supplier. Vitamineralherb.com sets the price for products based on the manufacturer's price, plus a mark up which provides a 10% commission to Vitamineralherb.com and a profit to Savannah River Group, Inc.

  Savannah River Group, Inc. and its customers will also be able to request quotes for and order custom-formulated and custom-labeled products via the website. Three different labeling options are available to customers: First, products may be ordered with the manufacturer's standard label with no customization. Second, the fitness or health professional may customize the labels by adding its name, address, and phone number to the standard label. In most cases, these labels would be a standardized label with product information and a place on the label for the wording "Distributed by." This gives these health and fitness professionals a competitive edge. Third, labels may be completely customized for the health or fitness professional.

  When a fitness or health professional becomes a client, Savannah River Group, Inc.'s salesperson will show the client how to access the Vitamineralherb website. The client is assigned an identification number that identifies it by territory, salesperson, and business name, address, and other pertinent information. The health or fitness professional may then order the products it desires directly through the Vitamineralherb.com website. It is anticipated that the customer will pay for the purchase with a credit card, electronic check ("e-check"), or debit card. All products will be shipped by the manufacturer directly to the professional or its clients.

  The website is maintained by Vitamineralherb.com, and each licensee pays an annual website maintenance fee of $500. All financial transactions are handled by Vitamineralherb.com's Internet clearing bank. The Vitamineralherb webmaster downloads e-mail orders several times a day, checks with clearing bank for payment and then submits the product order and electronic payment to International Formulation and Manufacturing. Vitamineralherb.com then forwards the money due Savannah River Group, Inc. via electronic funds transfer, Vitamineralherb's software tracks all sales through the customer's identification number, and at month end, e-mails to Savannah River Group, Inc. and customer a detailed report including sales commissions. Vitamineralherb has indicated that it will use e-commerce advertising such as banner ads on major servers and websites, as well as trying to insure that all major search engines pick Vitamineralherb.com first. Sales originating from the website to customers located in the state of Georgia will automatically be assigned to Savannah River Group, Inc.


Background on the manufacturer and distributor

  On June 9, 1999, Vitamineralherb.com entered into a manufacturing agreement with International Formulation and Manufacturing, Inc., a nutraceuticals manufacturing firm, located in San Diego, California, USA. International Formulation and Manufacturing is a contract manufacturer of vitamin, mineral, nutritional supplement, and alternative health products for various marketing organizations; International Formulation and Manufacturing does no retail marketing. In addition to a line of standard products, International Formulation and Manufacturing is able to manufacture custom blended products for customers. International Formulation and Manufacturing also has the capability to supply privately labeled products for Savannah River Group, Inc.'s customers at a minimal added cost.

  On July 5, 2001, Vitamineralherb.com entered into a Letter of Agreement with Gaia Garden Herbal Dispensary, located in Vancouver, British Columbia, Canada. Gaia Garden has agreed to provide, at a pre-determined wholesale price, vitamin and herbal products to Vitamineralherb.com, its license holders and clients. Gaia Garden Herbal Dispensary also has the capability to supply privately labeled products for Savannah River Group's individual clients and customers.


Implementation of business plan:  Milestones

  Savannah River Group, Inc.'s business plan is to determine the feasibility of selling Vitamineralherb.com products to targeted markets. Should Savannah River Group, Inc. determine that its business plan is feasible, it intends to employ salespeople to call on medical professionals, alternative health professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements and other health and fitness products. These professionals would sell the products to their clients via the Internet. Savannah River Group, Inc. will achieve implementation of its business plan by meeting the following milestones:

     Milestone 1:  Market Survey.    Management of Savannah River
     Group, Inc. has retained a company to perform a marketing survey of the State of Georgia. The survey was conducted by DealBuzz.com Corp. during the third week of July, 2001. The survey consisted of contacting over 200 chiropractors, health and fitness facilities and alternative medical practitioners. The results were very encouraging with 55% of the prospective customers responding favorably. The cost of the survey was $1,500.00 and was paid for by the President of the company.

     Milestone 2: Hire Salespeople. Should Savannah River Group, Inc. determine that the exploitation of the license is feasible, it will then have to engage salespeople to market the products. Savannah River Group, Inc. expects that it may hire two salespeople during its first year of operation. The hiring process would include running advertisements in the local newspaper and conducting interviews. It is anticipated that hiring the salespeople may take four to eight weeks. The cost of recruiting salespeople, not including compensation, is estimated at $3,000.00.

     Our plan is to have them initially cover the major cities, thereby keeping expenses to a minimum. The more rural areas and smaller towns will be pre-qualified by telephone marketing prior to making actual sales calls. We plan to pay our sales people with a basic draw against commissions of approximately $1,500 per month. The management of Savannah River Group, Inc. plans to move forward with the recruitment and hiring of an initial sales staff within the next nine months. The company has received no commitment for the funds required to accomplish the hiring of a sales staff.

     Milestone 3: Establish an Office. Savannah River Group, Inc. would then have to establish an office or offices for the sales force in the appropriate market or markets. This would include an office, equipment such as computers and telephones, and sample inventory for the salespeople. It is anticipated that it may take eight to twelve weeks to locate acceptable office space and select and purchase equipment. The expense of office rental, equipment and inventory samples is estimated to be $45,000 per year.

     Milestone 4: Development of Advertising Campaign. The next step would be to develop an advertising campaign, including establishing a list of prospects based on potential clients identified in the market survey, and designing and printing sales materials. It is anticipated that it would take approximately six to ten weeks to develop the advertising campaign, although, depending on the availability of resources, Savannah River Group, Inc. will attempt to develop its advertising campaign concurrently with establishing an office. The cost of developing the campaign is estimated at approximately $12,000 per year.

     Milestone 5. Implementation of Advertising Campaign. We believe that direct mail is the best and most effective method of reaching our potential clients/customers. Since we are targeting a fairly narrow segment of the population as potential retailers, we believe a well designed mail piece and cover letter with follow up by telephone should be adequate to introduce us to our potential clients. The design and production of a mailing piece is estimated at $6,000.

     Milestone 6: Generation of Revenues. The management of Savannah River Group, Inc. believes that a planned, steady growth pattern will best serve the company. By keeping costs low and concentrating first on the major population centers, we believe that we can generate revenues in a short period of time. We hope that clients would begin placing orders within weeks of a sales call, but it may take several months before people begin to purchase products.

     No commitment to provide additional funds have been made by management or shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Savannah River Group, Inc.

Growth of the Internet and electronic commerce

  The Internet has become an increasingly significant medium for communication, information and commerce. According to NUA Internet Surveys, as of February 2000, there were approximately 275.5 million Internet users worldwide. At the IDC Internet Executive Forum held on September 28-29, 1999, IDC stated that in 1999 US $109 billion in purchases were impacted by the Internet. IDC's vice president, Sean Kaldor, indicated that figure is expected to increase more than ten-fold over the next five years to US $1.3 trillion in 2003, with $842 million completed directly over the Web. Savannah River Group, Inc. believes that this dramatic growth presents significant opportunities for online retailers.

  We have assembled some of the available data regarding Internet commerce that will be a portion of the information that is to be digested in order to complete our study as to feasibility.

  Web Commerce:         1996                $2.6 billion
                        2000                $220 billion

  Web Users             1996                  28 million
                        2000                 175 million
  (Source:  Ziff Davis)

  Nearly one trillion will be spent on Information Technology (IT) in 2000, representing about 60 percent of all capital spending compared to just 10% of all capital spending in 1980.
  (Source:  NUA)

  Nearly half of US Internet users have purchased a product or service online.
  (Source:  A. C. Nielsen - May 11, 2000)

  Consumers who have used the Internet since 1995 spend an average of $388 per transaction while those who have been online for a year only spend an average of $187 per transaction. The equivalent figure for those who have been using the Internet since 1997 is $298.
  (Source:  National Association of Business Economics)

  An estimated 120 million Internet users, or 40 percent of the total number online, have already made an online purchase, according to a study from the Angus Reid Group. Over 50% of all online transactions were made in the USA. US users made an average of seven purchases in the three months before the survey, spending an average of $828. The worldwide average spent by an individual in the same period was less than $500.

  75% of online shoppers in the US and Canada pay for e-commerce purchases by credit card. Direct bank drafts, bank transfers and cash on delivery are the other most favored payment methods. 93% of Internet shoppers around the world said they are somewhat satisfied or Asomewhat satisfied@ or Aestremely satisfied@ with their online shopping experience.
  (Source:  Angus Reid Group)

  Internet advertising revenue more than doubled in 1999, coming to a year-end total of $4.62 billion.
  (Source:  Internet Advertising Bureau [IAB])

  As of March, 2000 there was a world-wide total of 304,360,000
Internet connections.  The breakdown is as follows:

      Africa             2,589,000
      Asia/Pacific      68,900,000
      Europe            83,350,000
      Middle East        1,900,000
      USA & Canada     136,860,000
      South Africa      10,740,000
  (Source:  Various; Methodology - Compiled by:  NUA Internet
Surveys)

  Financial results from the first quarter of this year show that while Amazon nearly doubled its revenue, it sustained bigger losses than during the same period last year. Despite this, sales were up 95 percent from USD294 million in 1999 to USD574 million in 2000.
  (Source:  Reuters)

  Global e-commerce will be worth 7.0 trillion dollars by 2004. 50% of global sales will come from the US.
  (Source:  Forrester)

  There is intense competition in the vitamin and herbal supplement industry and Savannah River Group, Inc. may not be able to compete. Many of our competitors have greater financial and other resources, better distribution networks and better name recognition. Savannah River Group can not guarantee that it will be able to successfully compete in the industry and achieve any degree of profitability.

The vitamin and alternative health product market.

  In Recent years, a growing awareness of vitamins, herbs, and other dietary supplements by the general public has created a whole new segment of the field of medicine and health care products. According to Juniper Communications, online sales of such products are expected to be $434 million US in the calendar year 2003, up from $1 million in 1998.

  The electronic commerce industry is new, rapidly evolving and intensely competitive, and Savannah River Group, Inc. expects competition to intensify in the future. Barriers to entry into the electronic commerce business are minimal and current or new competitors can launch sites at a relatively low cost. In addition, the vitamin supplement, mineral and alternative health product market is very competitive and highly fragmented with no dominant leader.

Competitors can be divided into several groups including:

- traditional vitamins, supplements, minerals and alternative health products retailers;
- the online retail initiatives of several traditional vitamins, supplements, minerals and alternative health products retailers;
- online retailers of pharmaceutical and other health-related products that also carry vitamins, supplements, minerals and alternative health products;
- independent online retailers specializing in vitamins, supplements, minerals and alternative health products;
- mail-order and catalog retailers of vitamins, supplements, minerals and alternative health products, some of which have direct sales organizations, retail drugstore chains, health food store merchants, mass market retail chains and various manufacturers of alternative health products.

  Many of Savannah River Group, Inc. potential competitors have longer operating histories, larger customer or user base, greater brand recognition and significantly greater financial, marketing and other resources than we have. In addition, an online retailer may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other electronic services increase.

  Competitors have and may continue to have aggressive pricing policies and devote substantially more resources to website and systems development than Savannah River Group, Inc. does. Increased competition may result in reduced operating margins and loss of market share.

  Savannah River Group, Inc. believes that the principal competitive factors in its market are:

  -    ability to attract and retain customers;
  -    breadth of product selection;
  -    product pricing;
  -    ability to customize products and labeling;
  -    quality and responsiveness of customer service.

  Savannah River Group, Inc. believes that it can compete favorably on these factors. However, we will have no control over how successful our competitors are in addressing these factors. In addition, Savannah River Group, Inc's online competitors can duplicate many of the products or services offered on the VitaMineralHerb.com site.

Regulatory environment

  The manufacturing, processing, formulating, packaging, labeling and advertising of the products Savannah River Group, Inc. sells in Colorado are or may be subject to regulation by the Food & Drug Administration which administers the Federal Food, Drug, & Cosmetics Act along with relevant regulation thereto. Regulated products include herbal remedies, natural health remedies, functional foods and nutraceuticals.

  The manufacturing, processing, formulating, packaging, labeling and advertising of the products Savannah River Group, Inc. sells may also be subject to regulation by one or more U.S. federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.

  The Food and Drug Administration, in particular, regulates the formulation, manufacture, labeling and distribution of foods, including dietary supplements, cosmetics and over-the-counter homeopathic drugs. Under the Federal Food, Drug, and Cosmetic Act, the Food and Drug Administration may undertake enforcement actions against companies marketing unapproved drugs, or "adulterated" or "misbranded" products. The remedies available to the Food and Drug Administration include: criminal prosecution; an injunction to stop the sale of a company's products; seizure of products, adverse publicity; and "voluntary" recalls and labeling changes.

  Food and Drug Administration regulations require that certain informational labeling be presented in a prescribed manner on all foods, drugs, dietary supplements and cosmetics. Specifically, the Food, Drug, and Cosmetic Act requires that food, including dietary supplements, drugs and cosmetics, not be "misbranded." A product may be deemed an unapproved drug and "misbranded" if it bears improper claims or improper labeling. The Food and Drug Administration has indicated that promotional statements made about dietary supplements on a company's website may constitute "labeling" for purposes of compliance with the provisions of the Food, Drug, and Cosmetic Act. A manufacturer or distributor of dietary supplements must notify the Food and Drug Administration when it markets a product with labeling claims that the product has an effect on the structure or function of the body. Noncompliance with the Food, Drug, and Cosmetic Act, and recently enacted amendments to that Act discussed below, could result in enforcement action by the Food and Drug Administration.

  The Food, Drug, and cosmetic Act has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement Health and Education Act of 1994. The Dietary Supplement Health and Education Act created a new statutory framework governing the definition, regulation and labeling of dietary supplements. With respect to definition, the Dietary Supplement Health and Education Act created a new class of dietary supplements, consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under the Dietary Supplement Health and Education Act, dietary ingredients that were on the market before October 15, 1994 may be sold without Food and Drug Administration pre-approval and without notifying the Food and Drug Administration. In contrast, a new dietary ingredient, i.e., one not on the market before October 15, 1994, requires proof that it has been used as an article of food without being chemically altered or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Retailers, in addition to dietary supplement manufacturers, are responsible for ensuring that the products they market for sale comply with these regulations. Noncompliance could result in enforcement action by the Food and Drug Administration, an injunction prohibiting the sale of products deemed to be non compliant, the seizure of such products and criminal prosecution.

  The Food and Drug Administration has indicated that claims or statements made on a company's website about dietary supplements may constitute "labeling" and thus be subject to regulation by the Food and Drug Administration. With respect to labeling, the Dietary Supplement Health and Education Act amends, for dietary supplements, the Nutrition Labeling and Education Act by providing that "statements of nutritional support," also referred to as "structure/function claims," may be used in dietary supplement labeling without Food and Drug Administration pre-approval, provided certain requirements are met. These statements may describe how particular dietary ingredients affect the structure or function of the body, or the mechanism of action by which a dietary ingredient may affect body structure or function, but may not state a drug claim, i.e., a claim that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease. A company making a "statement of nutritional support" must possess substantiating evidence for the statement, disclose on the label that the Food and Drug Administration has not reviewed the statement and that the product is not intended for use for a disease and notify the Food and Drug Administration of the statement within 30 days after its initial use. It is possible that the statements presented in connection with product descriptions on Savannah River Group, Inc. site may be determined by the Food and Drug Administration to be drug claims rather than acceptable statements of nutritional support. In addition, some of Savannah River Group, Inc.'s suppliers may incorporate objectionable statements directly in their product names or on their products' labels, or otherwise fail to comply with applicable manufacturing, labeling and registration requirements for over-the-counter or homeopathic drugs or dietary supplements. As a result, Vitamineralherb.com may have to remove objectionable statements or products from its site or modify these statements, or product names or labels, in order to comply with Food and Drug Administration regulations. Such changes could interfere with Savannah River Group, Inc.'s marketing or products and could cause us to incur significant additional expenses.

  In addition, the Dietary Supplement Health and Education Act allows the dissemination of "third party literature" in connection with the sale of dietary supplements to consumers at retail if the publication meets statutory requirements. Under the Dietary Supplement Health and Education Act, "third party literature" may be distributed if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is promoted, a balanced view of available scientific information on the subject matter is presented and there is physical separation from dietary supplements in stores. The extent to which this provision may be used by online retailers is not yet clear, and Savannah River Group, Inc. cannot assure you that all pieces of "third party literature" that may be disseminated in connection with the products Savannah River Group, Inc. offers for sale will be determined to be lawful by the Food and Drug Administration. Any such failure could render the involved product an unapproved drug or a "misbranded" product, potentially subjecting us to enforcement action by the Food and Drug Administration, and could require the removal of the non-compliant literature from Vitarmineralherb.com's website or the modification of Savannah River Group, Inc.'s selling methods, interfering with Savannah River Group, Inc.'s continued marketing of that product and causing us to incur significant additional expenses. Given the fact that the Dietary Supplement Health and Education Act was enacted only five years ago, the Food and Drug Administration's regulatory policy and enforcement positions on certain aspects of the new law are still evolving. Moreover, ongoing and future litigation between dietary supplement companies and the Food and Drug Administration will likely further refine the legal interpretations of the Dietary Supplement Health and Education Act. As a result, the regulatory status of certain types of dietary supplement products, as well as the nature and extent of permissible claims will remain unclear for the foreseeable future. Two areas in particular that pose potential regulatory risk are the limits on claims implying some benefit or relationship with a disease or related condition and the application of the physical separation requirement for "third party literature" as applied to Internet sales.

  In addition to the regulatory scheme under the Food, Drug and Cosmetic Act, the advertising and promotion of dietary supplements, foods, over-the-counter drugs and cosmetics is subject to scrutiny by the Federal Trade Commission. The Federal Trade Commission Act prohibits "unfair or deceptive" advertising or marketing practices, and the Federal Trade Commission has pursued numerous food and dietary supplement manufacturers and retailers for deceptive advertising or failure to substantiate promotional claims, including, in many instances, claims made via the Internet. The Federal Trade Commission has the power to seek administrative or judicial relief prohibiting a wide variety of claims, to enjoin future advertising, to seek redress or restitution payments and to seek a consent order and seek monetary penalties for the violation of a consent order. In general, existing laws and regulations apply fully to transactions and other activity on the Internet. The Federal Trade Commission is in the process of reviewing its policies regarding the applicability of its rules and its consumer protection guides to the Internet and other electronic media. The Federal Trade Commission has already undertaken a new monitoring and enforcement initiative, "Operation Cure-All," targeting allegedly bogus health claims for products and treatments offered for sale on the Internet. Many states impose their own labeling or safety requirements that differ from or add to existing federal requirements.

  Savannah River Group, Inc. cannot predict the nature of any future state or Federal laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. Although the regulation of dietary supplements is less restrictive than that of drugs and food additives, Savannah River Group, Inc. cannot assure you that the current statutory scheme and regulations applicable to dietary supplements will remain less restrictive. Further, Savannah River Group, Inc. cannot assure you that, under existing laws and regulations, or if more stringent statutes are enacted, regulations are promulgated or enforcement policies are adopted, it is or will be in compliance with these existing or new statutes, regulations or enforcement policies without incurring material expenses or adjusting its business strategy. Any laws, regulations, enforcement policies, interpretations or applications applicable to Savannah River Group, Inc.'s business could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling or scientific substantiation.

Regulation of the Internet.

  In general, existing laws and regulations apply to transactions and other activity on the Internet; however, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet or electronic commerce. Nevertheless, numerous federal and state government agencies have already demonstrated significant activity in promoting consumer protection and enforcing other regulatory and disclosure statutes on the Internet. Additionally, due to the increasing use of the Internet as a medium for commerce and communication, it is possible that new laws and regulations may be enacted with respect to the Internet and electronic commerce covering issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the Internet may impair the growth of Internet use and result in a decline in Savannah River Group, Inc. sales.

  A number of legislative proposals have been made at the federal state and local level, and by foreign governments, that would impose additional taxes on the sale of goods and services over the Internet, and certain states have taken measures to tax Internet-related activities. Although Congress recently placed a three-year moratorium on new state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce. Such legislation or other attempts at regulating commerce over the Internet may substantially impair the growth of commerce on the Internet and, as a result, adversely affect Savannah River Group, Inc.'s opportunity to derive financial benefit from such activities.

Conflicts of interest

  Certain conflicts of interest exist between the Company and its officers and directors. All have other business interests to which they devote their attention and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through their exercise of such judgement as is consistent with their fiduciary duties to the Company.

Possible need for additional financing

  The Company has very limited funds and such funds are inadequate to implement the Company's business plan. The ultimate success of the Company may depend on its ability to raise additional capital. The Company has not investigated the availability, source or terms that might govern the acquisition of additional financing. When additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations would be severely limited and commencement of business is impossible.

Regulation of penny stocks

  The Company's securities, when available for trading, will be subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouses income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market that may develop.

    In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny Stocks". Such rules included Rules 3a51-1, 15g-1, 15g-2. 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities and Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stock" within the meaning of the rules, the rules would apply to the Company and its securities. The rules may further affect the ability of owners of shares in the Company to sell their securities in any market that may develop for them.

Item 2.Management's discussion and analysis or plan of operation

  The following discussion and analysis of Savannah River Group, Inc.'s financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this Form 10-SB. This Form 10-SB contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Savannah River Group, Inc.'s actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-SB.

Results of operations

  During the period from August 19, 1999 (date of inception) through June 30, 2001, Savannah River Group, Inc. has engaged in no significant operations other than organizational activities, acquisition of the rights to market Vitamineralherb products. No revenues were received by Savannah River Group, Inc. during this period.

  For the current fiscal year, Savannah River Group, Inc. anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Act of 1934, and expenses associated with setting up a company structure to begin implementing its
business plan.   Savannah River Group, Inc. has implemented its first
Milestone in its business plan and has determined that a viable market does exist for its products in the state of Georgia. Savannah River Group, Inc. intends to initiate the steps needed to implement Milestone #2.The Company anticipates that until these procedures are completed, it will not generate revenues and may continue to operate at a loss.

Liquidity and capital resources

  Savannah River Group, Inc. remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or shareholders' equity. Consequently, Savannah River Group, Inc.'s balance sheet as of June 30, 2001, reflects total assets of $zero. Organizational expenses of $3,700 and accounting expenses of $1,500 were paid for by the initial shareholders and expensed to operations.

  Savannah River Group, Inc. expects to carry out its plan of business as discussed above. Savannah River Group, Inc. has no immediate expenses, other than the $3,700 of organizational expenses incurred and paid by the initial shareholders on behalf of the Company. Mr. Dussault and Mr. Lowry will serve in their capacity as officers and directors of Savannah River Group, Inc. without compensation until a market is developed for the Vitamineralherb products.

  Savannah River Group, Inc.'s business plan is to determine the feasibility of selling Vitamineralherb.com products to targeted markets. Should Savannah River Group, Inc. determine that its business plan is feasible, it intends to employ sales people to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products. These professionals would sell the products to their clients via the Internet.

  In addition, Savannah River Group, Inc. may engage in a combination with another business. Savannah River Group, Inc. cannot predict the extent to which its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity with which Savannah River Group, Inc. may eventually combine. Savannah River Group, Inc. has engaged in no discussions concerning potential business combinations, and has not entered into any agreement for such a combination.

  Savannah River Group, Inc. will need additional capital to carry out its business plan or to engage. No commitments to provide additional funds have been made by management or other shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Savannah River Group, Inc. or at all. Savannah River Group, Inc. has no commitments for capital expenditures.


Item 3.             Description of property

  The Company has no properties, and at this time, has no arrangements to acquire any properties. The officers of the Company currently work out of space they already maintain for their other business interests. The Company's main office will be at 688 West Hastings Street, Suite 910, Vancouver, British Columbia, Canada, V6B 1P1. The Company pays no rent for the use of the offices and has no lease agreement regarding their use.
Rent and phone services through June 30, 2001, have been estimated at $5,500.00 and have been donated to the Company by its President.


Item 4.  Security ownership of certain beneficial owners and management

  The following table sets forth, as of March 31, 2001 Savannah River Group, Inc.'s outstanding common stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by Texas E. Solutions, Inc. to own beneficially, more than 5% of its common stock, and the shareholdings of all Executive Officers and Directors as a group. Each person has sole voting and investment power with respect to the shares shown.

                                  Number of         Percentage of
  Name                           Shares Held         Shares Owned

  J.P. Beehner                   1,250,000                28%
  P.O. Box 2370
  Alvin, TX 77512-2370

  Dorothy A. Mortenson           1,450,000(1)             32.44%
  P.O. Box 5034
  Alvin, TX 77512-5034

  All directors and executive
  Officers as a group                 Zero               Zero

   (1) Dorothy Mortenson's shares include 200,000 shares owned by her husband, David R. Mortenson.


Item 5. Directors, executive officers, promoters and control persons

  The following table sets forth the name, age and position of each director and executive officer of Savannah River Group, Inc.

  Name                       Age              Position

  Jason Dussault             26               President, Director

  Shane Lowry                30               Secretary/Treasurer,
  Director

  Mr. Jason Dussault has been president and director of Savannah River Group, Inc. since July 14, 2000. Mr. Dussault also serves as President of Olivia Communications Ltd. (September 2000 - present), a company that specializes in corporate communications for public companies. From 1997 through August 2000, Mr. Dussault was the President of Liberty One Communications Ltd., an investor relations service firm located in British Columbia, Canada. From 1995 through 1997, Mr. Dussault worked for Cypango Ventures in an investor relations capacity. Cypango Ventures is a publicly traded company on the Canadian Dealers Network Exchange (CDNX).

  Mr. Shane Lowry currently serves as President of Icon Capital Group, Inc., a company with which he has been employed since October 1997. Icon Capital is a consulting firm, which works with emerging mining and technology companies. Prior to his employment with Icon Capital, Mr. Lowry was employed by Condor Goldfields, Inc., a publicly listed company trading on the Toronto Stock Exchange. His duties included corporate development and investor relations. Condor Goldfields, Inc. is a mining company with operations in Canada. From July 1995 to May 1997 Mr. Lowery worked in a similar capacity for Eaglecrest Explorations, Ltd., Cypango Ventures, Ltd., and U.S. Diamond Corp., all of which are based in Vancouver, B.C., Canada, and are listed on the Vancouver Stock Exchange. Mr. Lowery became Secretary/Treasurer and a Director of Savannah River Group on July 14, 2000.

  The directors named above are elected for one-year terms at the annual shareholders' meeting. Officers wil hold their positions at the pleasure of the board of directors, absent any employment agreements. No employment agreements currently exists or are contemplated.

  Both Mr. Dussault and Mr. Lowry will devote their time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

Item 6.              Executive compensation

  No officer or director has received any remuneration for Savannah River Group, Inc. Although there is no current plan in existence, it is possible that Savannah River Group, Inc. will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of Savannah River Group, Inc.'s business plan. Savannah River Group, Inc. has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future. Savannah River Group, Inc. has no employment contract or compensatory plan or arrangement with any executive officer or Savannah River Group, Inc. The directors currently do no receive any cash compensation from Savannah River Group, Inc. for their services as members of the Board of Directors. There is no compensation committee, and no compensation policies have been adopted.

Item 7.Certain relationships and related transactions

  No director, executive officer or nominee for election as a director of Savannah River Group, Inc., and no owner of five percent or more of Savannah River Group, Inc.'s outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount received exceeds $60,000.


Item 8.           Description of Securities

Common Stock

  The Company's Articles of Incorporation authorize the issuance of 25,000,000 Shares of Common Stock. Each record holder of Common Stock is entitled to 1 vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

  Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred shareholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares are, and all unissued shares when offered and sold, will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

  The Company is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the Company's securities. Should the Company's securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.




                                PART II

Item 1.Market for common equity and related stockholder matters

  No established public trading market exists for Savannah River Group, Inc.'s securities. Savannah River Group, Inc. has no common equity subject to outstanding purchase options or warrants. Savannah River Group, Inc. has no securities convertible into its common equity. There is no common equity that could be sold pursuant to Rule 144 under the Securities Act or that Savannah River Group, Inc. has agreed to register under the Securities Act for sale by shareholders. Except for this offering, there is no common equity that is being, or has been publicly proposed to be, publicly offered by Savannah River Group, Inc.


Item 2.                                                      Legal
proceedings

  Savannah River Group, Inc. is not a party to any pending legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the officer and director knows of no legal proceedings against Savannah River Group, Inc. or its property contemplated by any governmental authority.

  The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

  No director, officer, or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.


Item 3. Changes in and Disagreements With Accountants

  Not applicable.


Item 4. Recent sales of Unregistered Securities

Name of            Date of                  Purchase   Price per
Shareholder        Purchase     Shares       Price       Share

J. P. Beehner        8/20/9911,250,000      $1250.00     $0.001

Dorothy A. Mortenson 8/20/9911,250,000     $1,250.00     $0.001

David R. Mortenson   8/21/992  200,000       $200.00     $0.001

Joshua J. Mortenson  8/21/992  200,000       $200.00     $0.001

Marie M. Charles     8/21/992  200,000       $200.00     $0.001

Name of            Date of                  Purchase   Price per
Shareholder        Purchase     Shares       Price       Share

Joshua D. Smetzer    8/21/992  200,000       $200.00     $0.001

Roy Donovan
Hinton, Jr.          8/21/992  200,000       $200.00     $0.001

George R. Quan       8/21/992  200,000        $200.00    $0.001

Russell Linnell      2/15/002,3 200,000       $200.00    $0.001

Gregory Lynn Bauska  2/15/002,3 200,000       $200.00    $0.001

William Jay Pierson  2/15/002,3 200,000       $200.00    $0.001

1.Gail Gessert, PhD  2/15/002,3 200,000       $200.00    $0.001
  Issued in consideration of pre-incorporation services and expenses.

2. Issued in consideration of the transfer of the Company's main asset.
3.   Shares sold by original shareholders for $200.00 consideration.


  The cash purchase prices indicated above are not in addition to the consideration set forth under footnotes 1 through 3.

  Each of the sales listed above was made for cash, services, or in exchange for the Company's principal asset. All of the listed sales were made in reliance upon the exemption from registration offered by
Section 4 (2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distributions, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. Two separate filings of Form D have been made to the Securities and Exchange Commission concerning the issuance of the aforementioned shares. All such sales were made without the aid of underwriters, and no sales commissions were paid.


  On August 20, 1999, Savannah River Group, Inc., issued 2,500,000 shares of common stock to two shareholders in satisfaction of certain organizational costs (approximately $2500.00) and activities performed by the shareholders. The issuance of the shares were exempt from registration under Rule 506 of Regulation D, and sections 3(b) and 4(2) of the Securities Act of 1933, due to the shareholders being Savannah River Group, Inc.'s founders and serving as its initial management, and the limited number of investors (two).

  On August 21, 1999, Savannah River Group, Inc. issued a total of 2,000,000 shares of common stock to ten shareholders, one of whom is the general partner, and nine of whom are investor participants in the licensor of Savannah River Group, Inc.'s Biocatalyst rights. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D and section 3(b) of the Securities Act of 1933. Savannah River Group, Inc.'s shares were valued at $0.001 per share, and they were issued to accredited investors according to an exemption from registration under Texas law that permits general solicitation and general advertising so long as sales are made only to accredited investors. If the exemption under Rule 504 of Regulation D is not available, Savannah River Group, Inc. believes that the issuance was also exempt under Rule 506 of Regulation D and section 3(b) and 4(2) under the Securities Act of 1933, due to the limiting manner of the offering, promptly filing notices of sale, and limiting the issuance of shares to a small number of accredited investors (ten).

  On February 15, 2000, four of the shareholders described above transferred their shares to four other individuals. These four selling shareholders received consideration of $200.00 each for their shares. The purchasers represented and warranted to the Sellers that Purchasers were "accredited investors" as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933. These were sales between private individuals.


Item 5.              Indemnification of Directors and Officers

  The Articles of Incorporation and the By-laws of the Company, filed as Exhibits 2.1 and 2.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence of misconduct in the performance of duty.


                                PART FS

Savannah River Group Inc.
(A Development Stage Company)


                                                                 Index

Independent Auditor's Report                                      F-2

Balance Sheets                                                    F-3

Statements of Operations                                          F-4

Statements of Cash Flows                                          F-5

Statement of Shareholders' Equity                                 F-6

Notes to the Financial Statements                                 F-7
Independent Auditor's Report


To the Board of Directors
Savannah River Group Inc.
(A Development Stage Company)


We have audited the accompanying balance sheets of Savannah River Group Inc. (A Development Stage Company) as of June 30, 2001 and 2000 and the related statements of operations, shareholders' equity and cash flows for the period from August 19, 1999 (Date of Inception) to June 30, 2001 and the period from August 19, 1999 (Date of Inception) to June 30, 2000 and the year ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Savannah River Group Inc. (A Development Stage Company), as of June 30, 2001 and 2000 and the results of its operations and its cash flows for the period from August 19, 1999 (Date of Inception) to June 30, 2001 and the period from August 19, 1999 (Date of Inception) to June 30, 2000 and the year ended June 30, 2001 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


"Manning Elliott"


CHARTERED ACCOUNTANTS
Vancouver, Canada
July 6, 2001

Savannah River Group Inc.
(A Development Stage Company)
Balance Sheets


                                                 June 30, June 30,
                                                   2001     2000
                                                    $        $

                                Assets
License (Note 3)                                    -        -


                 Liabilities and Shareholders' Equity
Current Liabilities
 Accounts payable                                  750     1,200
 Accrued liabilities                             8,000    12,000

                                                 8,750    13,200


Contingent Liability (Note 1)

Shareholders' Equity
Common Stock, 25,000,000 shares authorised
with a par value of $.001; 4,500,000 shares
issued and outstanding respectively             4,500      4,500
Donated Capital (Note 4)                       22,000      -
Deficit Accumulated During the
Development Stage                             (35,250)   (17,700)

                                               (8,750)   (13,200)


                                                    -          -

Savannah River Group Inc.
(A Development Stage Company)
Statements of Operations


                   From August 19, 1999   Year ended   From August 19,1999
                   (Date of Inception)      June 30,  (Date of Inception)
                     to June 30, 2001         2001     to June 30, 2000
                             $                  $                $

Revenues                           -            -                -

Expenses
Accounting and audit           2,750        2,750                -
Amortization                     667            -              667
Legal and organization
expenses                      33,143       18,643           14,500
License written-off            1,333            -            1,333
Transfer agent                 1,200            -            1,200
Value of services donated
by a related party (Note 4)   16,500       16,500                -
Value of rent and telephone
donated by a related party
(Note 4)                       5,500        5,500                -

                              61,093       43,393           17,700

Net Loss Before Other Income (61,093)     (43,393)         (17,700)
Forgiven Debt (Note 4)        25,843       25,843                -

Net Loss                     (35,250)     (17,550)         (17,700)


Loss Per Share                               (.01)            (.01)


Weighted Average Shares
Outstanding                             4,500,000        4,500,000


Savannah River Group Inc.
(A Development Stage Company)
Statements of Cash Flows


                   From August 19, 1999  Year ended  From August 19, 1999
                   (Date of Inception)    June 30,   (Date of Inception)
                     to June 30, 2001     2001         to June 30, 2000
                            $              $             $
Cash Flows to Operating
Activities
  Net loss                  (35,250)      (17,550)          (17,700)
Non cash items

Expenses paid by a related
party on the Company's
behalf                       25,843         25,843                -
Expenses not paid with cash   2,500              -            2,500
Amortization                    667              -              667
License written-off           1,333              -            1,333
Forgiven debt               (25,843)       (25,843)               -

Value of services
and amenities donated by
a related party              22,000         22,000                -

Change in non-cash working
capital items
Accounts payable                750           (450)           1,200
Accrued offering costs        8,000         (4,000)          12,000

Net Cash Used by Operating
Activities                        -              -                -

Cash Flows from Financing Activities
Increase in shares issued         -              -                -

Net Cash Provided by Financing
Activities                        -               -               -

Change in cash                    -               -               -
Cash - beginning of period        -               -               -

Cash - end of period              -               -               -

Non-Cash Financing Activities
 A total of 2,500,000 shares were
 issued to a former director at a fair
 market value of $0.001 per share
 for organization expenses    2,500               -           2,500

A total of 2,000 shares were
issued at a fair market value
of $.001 per share for the
acquisition of a
license  (Note 3)             2,000               -           2,000

                              4,500               -           4,500

Supplemental Disclosures
 Interest paid                    -               -               -
 Income tax paid                  -               -               -


                            Savannah River Group Inc.
                          (A Development Stage Company)
                        Statement of Shareholders' Equity
                     From August 19, 1999 (Date of Inception)
                                to June 30, 2001


                                                               Deficit
                                                               Accumulated
                                                               During the
                                       Common  Stock  Donated  Development
                                       Shares  Amount Capital  Stage
                                         #       $      $        $

Balance - August 19, 1999
(Date of Inception)                     -        -      -        -
Stock issued for $2,500 of
organizational expenses              2500000   2,500    -        -
 Stock issued for license            2000000   2,000    -        -
 Net loss for the period                -        -      -      (17,700)

Balance - June 30, 2000              4500000   4,500    -      (17,700)
 Net loss for the year                  -        -      -      (17,550)

 Services and amenities
 contributed by the
 shareholder                            -        -    22,000    -

Balance - June 30, 2001              4500000   4,500  22,000   (35,250)

1.   Development Stage Company
  Savannah River Group Inc. herein (the "Company") was incorporated in the State of Nevada, U.S.A. on August 19, 1999. The Company acquired a license to market and distribute a product in Virginia. As discussed in Note 3, this license was cancelled and the Company has retained the right to sue the vendor. As a replacement for this license, the Company was granted additional rights to market and distribute vitamins, minerals, nutritional supplements, and other health and fitness products in Georgia. The grantor of the license offers these products for sale from various suppliers on their Web Site. See Note 4 regarding related party transactions.
  In a development stage company, management devotes most of its activities in investigating business opportunities. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.
  The Company is filing a Registration Statement on Form 10-SB to register its common shares with the United States Securities Commission.


2.Summary of Significant Accounting Policies
  (a) Year end
     The Company's fiscal year end is June 30.
     (b)  Licenses
     The cost to acquire the License was capitalized. The carrying value of the License is evaluated in each reporting period to determine if there were events or circumstances which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company's ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgment. Where an impairment loss has been determined the carrying amount is written-down to fair market value. Fair market value is determined as the amount at which the license could be sold in a current transaction between willing parties. The License has been written-off to operations as at December 31, 1999 due to cancellation of the Biocatalyst License Agreement.
  (c) Cash and Cash Equivalents
     The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.
  (d) Revenue Recognition
     The Company will receive from the Grantor of the License, commissions of 10% of the profit on all sales made through the Grantor's Web Site. The commission revenue will be recognized in the period the sales have occurred. The Company will report the commission revenue on a net basis as the Company is acting as an Agent for the Grantor and does not assume any risks or rewards of the ownership of the products. This policy is prospective in nature as the Company has not yet generated any revenue.
2.   Summary of Significant Accounting Policies (continued)
  (e) Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.
  (f) Offering Costs
     In accordance with SEC staff accounting Bulletin No. 5 offering costs may properly be deferred and charged against proceeds of the offering. The Company has elected to charge such offering costs to operations.


3.   Licenses
  (a) The Company acquired a license to market and distribute a product in Virginia. The Company's right to use this license was in jeopardy due to a lawsuit between the vendor of the license and the original owner. As a result, the unamortized balance of $1,333 was written-off to operations. The Company and its shareholder have the right to sue for breach of contract. This license was cancelled and all financial obligations pursuant to the License Agreement were extinguished.
  (b) As a replacement for the above license, at no additional cost, the Company was granted additional rights to market vitamins, minerals, nutritional supplements and other health and fitness products through the Grantor's Web Site. The Company desires to market these products to medical practitioners, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers in Georgia. The license was acquired on February 14, 2000 for a term of three years. The Company must pay an annual fee of $500 for maintenance of the Grantor's Web Site commencing on the anniversary date. The Grantor of the license retains 10% of the profit on sales made.
     The Company has conducted a marketing survey to determine its core target market from amongst the potential clients under its Vitamineralherb.com license. The results indicate a favorable marketing opportunity in the State of Georgia.


4.   Related Party Transaction
  (a) Acquisition of License
     The License referred to in Note 3 was sold to the Company by a partnership whose general manager is the spouse of the former Secretary/Treasurer of the Company and a former director for consideration of 2,000,000 shares for total fair market consideration of $2,000, also being the transferor's cost of such license. These shares were paid evenly to the ten partners. The replacement license was also owned by the same partnership.
  (b) Donated services and amenities
     Management services having a value of $16,500 and rent and telephone having a value of $5,500 were contributed by the President of the Company and charged to operations.
  (c) Forgiveness of debt
     Expenses of the Company in the amount of $25,843 were paid by the President of the Company. The related debt was forgiven on June 30, 2001.




                               PART III


Index of Exhibits

3.1  Articles of Incorporation*

3.2  By-laws*

4.0  Sample Stock Certificate*

10.1 License Agreement*

23.1                 Consent of Independent Auditors

* previously filed


                              SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Savannah River Group, Inc.
                                  By:


  Dated:  August 17, 2001      /s/ Jason Dussault
                               Jason Dussault, President

  *Print name and title of signing officer under his signature.
Exhibit 23.1


                    CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the captions
"Accounting And Financial Disclosure" and "Interests Of Named Experts And Counsel" and to the use of our report dated July 6, 2001 in the Registration Statement on Form 10-SB and related Prospectus of
Savannah River Group Inc. for the registration of shares of its common stock.

Vancouver, Canada
August 7, 2001

By: /s/ Manning Elliott
     Manning Elliott
     CHARTERED ACCOUNTANTS